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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3

                               (Amendment No. 9)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                 Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                      (CUSIP Number of Class of Securities)


                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.


         c. [ ] A tender offer.


         d. [X] None of the above.
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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


                            CALCULATION OF FILING FEE
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Transaction Valuation*                                      Amount of Filing Fee

$73,589,850 (1)...............................................    $14,717.97 (2)
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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.


 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,717.97
Filing Parties: Convergys Corporation and Convergys Israel Investments Ltd. Form or Registration No.: Schedule 14D-1
Date Filed: July 2, 1999

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                                  INTRODUCTION





         Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Transaction Statement on Schedule 13E-3 originally filed on April 1, 1999, as amended (the "Schedule 13E-3"). As previously indicated, pursuant to the recently completed offer to purchase (the "July Tender Offer") all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), Sub purchased 2,275,824 Shares at the purchase price of $25.00 per Share, net to the Seller in cash. Sub currently owns 7,295,678 Shares, or approximately 95.3% of the Shares outstanding, including 167,915 Shares resulting from the exercise of warrants purchased by Sub prior to the commencement of the July Tender Offer.

         As set forth in the previously distributed offer to purchase materials, in order to increase Sub's Share ownership, Sub is electing to engage, from time to time, in its sole discretion, in open market and privately negotiated purchases of Shares at prices which may be equal to or less than the Offer Price of $25.00 per Share.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

Item 1(b) is amended and supplemented by adding the following:

      (b) The class of equity securities and the amount of such outstanding securities being sought are 359,034 Ordinary Shares, New Israeli Shekel 1 Par Value, of the Company. There were 7,654,712 shares outstanding as of August 4, 1999. As of June 29, 1999 there were 19 holders of record of Ordinary Shares.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) is amended and supplemented by adding the following:

      (a) In order to increase Sub's Share ownership, Sub is electing to engage, from time to time, in its sole discretion, in open market and privately negotiated purchases of Shares, at prices which may be equal to or less than the Offer Price of $25.00 per Share.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Items 6(a) and (b) are amended and supplemented by adding the following:

      (a) Sub will obtain all funds for the open market and privately negotiated purchases of Shares from Parent in the form of capital contributions, loans or advances. Parent anticipates funding the capital contributions or advances through one or more of a combination of cash on hand and other internally generated funds, commercial paper, privately placed notes and arranged bank credit facilities.

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      (b)    Sub believes that the only expenses to be incurred in connection with the open market and privately negotiated purchases of Shares are brokerage fees and commissions related to the sale and purchase of the Shares. Since the amount of such brokerage fees and commissions will vary depending on the rates charged and the number of Shares purchased, it is not possible to estimate at this time the amount of expenses that will be incurred.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 8 is amended and supplemented by adding the following:

      (a) - (b) Parent and Sub reasonably believe that the open market purchases and privately negotiated transactions will be fair to unaffiliated security holders because the purchases of Shares will be at arms-length between a willing seller and a willing buyer in the open market or through negotiated purchases. Thus, any price at which Shares are purchased will be determined without negotiations with or input by the Company.

      (c) - (e) Since the transactions are open market and privately negotiated transactions, the approval of at least a majority of unaffiliated security holders is not required, and a majority of the directors who are not employees of the Company (i) has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of such transactions or preparing a report concerning the fairness of such transactions and (ii) has not approved or disapproved such transactions.

      (f)       Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

Item 9 is amended and supplemented by adding the following:

      (a) Neither Parent, Sub nor the Company has received any report, opinion or appraisal from an outside party which is materially related to the open market and privately negotiated transactions described herein.

      (b)       Not applicable.

      (c)       Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10 is amended and supplemented by adding the following:

         (a) and (b): The information set forth in the "Introduction" of this
Schedule 13E-3, Amendment No. 9 is incorporated herein by reference.

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ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO
THE TRANSACTION.

Item 12 is amended and supplemented by adding the following:

         (a) At the present time, none of the executive officers, directors or affiliates of the Company unrelated to Parent and Sub have indicated whether they will sell any Shares owned by them in open market or privately negotiated transactions.

         (b) The Company's Board of Directors has expressed no opinion and has not made any recommendation, and will not make any recommendation, as to whether shareholders should sell their Shares in open market or privately negotiated transactions. Each shareholder should make its own determination as to whether it wishes to sell its Shares.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

Item 13(a) is amended and supplemented by adding the following:

         (a) Since the proposed transactions are open market purchases and privately negotiated purchases of Shares, appraisal rights are not applicable to these transactions and, thus, are not available to security holders.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 1999                         Convergys Israel Investments Ltd.




                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  Vice President


                                              Convergys Corporation



                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  General Counsel and Secretary